

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Trisha Gosser
Chief Financial Officer
Gannett Co., Inc.
175 Sully's Trail, Suite 203
Pittsford, NY 14534

> **Re: Gannett Co., Inc.**
> **Form 10-K for the Year Ended December 31, 2024**
> **File No. 001-36097**

Dear Trisha Gosser:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing